                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 21)


                      Century Properties Growth Fund XXII
                      -----------------------------------
                       (Name of Subject Company (Issuer)

                       AIMCO Properties, L.P. -- Offeror
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                           Limited Partnership Units
                           -------------------------
                          (Title of Class Securities)

                                      None
                                      ----
                       (CUSIP Number of Class Securities)

                                Patrick J. Foye
                  Apartment Investment And Management Company
                           Colorado Center, Tower Two
                  2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                         Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction valuation*                       Amount of filing fee
--------------------------------------------------------------------------------
$22,049,131                                  $4,409.83
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 41,918.50 units of limited partnership interest of the subject partnership for $526 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                  Filing Party:
                          -------------                   ----------------------
Form or Registration No.:                   Date Filed:
                          -------------                -------------------------

                                   ----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP No.   NONE


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                AIMCO PROPERTIES, L.P.
                84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                --

8.       SHARED VOTING POWER

                23,588 Units

9.       SOLE DISPOSITIVE POWER

                --

10.      SHARED DISPOSITIVE POWER

                23,588 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                23,588 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                Approximately 29.52%

14.      TYPE OF REPORTING PERSON

                PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                AIMCO-GP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                --

8.       SHARED VOTING POWER

                23,588 Units

9.       SOLE DISPOSITIVE POWER

                --

10.      SHARED DISPOSITIVE POWER

                23,588 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                23,588 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                Approximately 29.52%

14.      TYPE OF REPORTING PERSON

                CO

CUSIP No.   NONE

1. NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                --

8.       SHARED VOTING POWER

                40,929.50 Units

9.       SOLE DISPOSITIVE POWER

                --

10.      SHARED DISPOSITIVE POWER

                40,929.50 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                40,929.50 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                Approximately 50.42%

14.      TYPE OF REPORTING PERSON

                CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                INSIGNIA PROPERTIES, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                --

8.       SHARED VOTING POWER

                17,341.5 Units

9.       SOLE DISPOSITIVE POWER

                --

10.      SHARED DISPOSITIVE POWER

                17,341.5 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                17,341.5 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                Approximately 20.9%

14.      TYPE OF REPORTING PERSON

                PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                AIMCO/IPT, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                --

8.       SHARED VOTING POWER

                17,341.5 Units

9.       SOLE DISPOSITIVE POWER

                --

10.      SHARED DISPOSITIVE POWER

                17,341.5 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                17,341.5 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                Approximately 20.9%

14.      TYPE OF REPORTING PERSON

                CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                IPLP ACQUISITION I, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                --

8.       SHARED VOTING POWER

                5,459 Units

9.       SOLE DISPOSITIVE POWER

                --

10.      SHARED DISPOSITIVE POWER

                5,459 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,459 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                Approximately 6.6%

14.      TYPE OF REPORTING PERSON

                OO

            TENDER OFFER STATEMENT/AMENDMENT NO. 21 TO SCHEDULE 13D

         This Statement (the "Statement") constitutes (a) the Tender Offer Statement on Schedule TO of AIMCO Properties, L.P. (the "AIMCO OP"), relating to an offer to purchase units of limited partnership interest ("Units") of Century Properties Growth Fund XXII (the "Partnership"); and (b) Amendment No. 21 to the
Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on August 30, 1995, by Insignia Financial Group, Inc. ("Insignia"), IFGP Corp. ("IFGP"), Insignia NPI L.L.C. ("NPI"), Riverside Drive L.L.C. ("Riverside") and Andrew L. Farkas as amended by (i) Amendment No. 1 filed with the Commission on January 31, 1996 by Insignia, IFGP, NPI, Riverside, Insignia Commercial Group, Inc. ("Commercial"), Insignia Properties Corporation ("Properties") and Andrew L. Farkas; (ii) Amendment No. 2 filed with the Commission on February 27, 1996 by Insignia, IFGP, NPI, Riverside, Commercial, Properties and Andrew L. Farkas; (iii) Amendment No. 3 filed with the Commission on January 16, 1997 by Insignia, Insignia Properties, L.P. ("IPLP"), Commercial, Insignia Properties Trust ("IPT") and Andrew L. Farkas; (iv) Amendment No. 4 filed with the Commission on August 28, 1997 by IPLP Acquisition I, L.L.C. ("IPLP Acquisition"), IPLP, IPT and Andrew L. Farkas;
(v) Amendment No. 5 filed with the Commission on September 26, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; (vi) Amendment No. 6, filed with the Commission on October 1, 1997, by IPLP Acquisition, IPLP, IPT, Insignia, and Andrew L. Farkas; (vii) Amendment No. 7 filed with the Commission on October 3, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; (viii) Amendment No. 8, filed with the Commission on October 7, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; (ix) Amendment No. 9, filed with the Commission on November 10, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; (x) Amendment No. 10 filed with the Commission on October 26, 1998, by IPLP Acquisition, AIMCO OP, AIMCO_GP, Inc. ("AIMCO_GP") and Apartment Investment and Management Company ("AIMCO"); (xi) Amendment No. 11, filed with the Commission on May 14, 1999, by IPLP Acquisition, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO_GP and AIMCO;
(xii) Amendment No. 12, filed with the Commission on July 1, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO_GP and AIMCO; (xiii) Amendment No. 13, filed with the Commission on August 6, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO_GP and AIMCO, (xiv) Amendment No. 14, filed with the Commission on October 12, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO_GP and AIMCO, (xv) Amendment No. 15, filed with the Commission on October 19, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO_GP and AIMCO;
(xvi) Amendment No. 16, filed with the Commission on October 25, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO_GP and AIMCO (xvii) Amendment No. 17, filed with the Commission on November 11, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO_GP and AIMCO, (xviii) Amendment No. 18, filed with the Commission on November 16, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO_GP and AIMCO, (xix) Amendment No. 19, dated December 16, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO_GP and AIMCO, and (xx) Amendment No. 20, dated January 10, 2000, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO_GP and AIMCO.

                                   ----------

         The information in the "Offer to Purchase" of AIMCO Properties, L.P., dated August 8, 2000 (the "Offer"), Exhibit (a)(1) hereto, is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

Item 3.  Identity and Background of Filing Person.

         (a) This Statement is being filed by AIMCO Properties, L.P., a Delaware limited partnership, and, insofar as this Statement constitutes Amendment No. 21 to the Schedule 13D, by AIMCO Properties, L.P., a Delaware limited partnership, IPLP Acquisition I, L.L.C., a Delaware limited liability company, Insignia Properties, L.P., a Delaware limited partnership, AIMCO/IPT, Inc., a Delaware corporation, AIMCO-GP, Inc., a Delaware corporation, and Apartment Investments and Management Company, a Maryland corporation (collectively, the "Reporting Persons"). The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices and telephone number of the Reporting Persons are located at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222; (303) 757-8101.

         During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         Except as described in the Offer, none of the events set forth in Item 1005(b) of Regulation S-K has occurred.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         Except as set forth in the Offer, none of the events set forth in Item 1006 (c) of Regulations S-K is planned, proposed or being negotiated.

Item 7.  Source and Amount of Funds or Other Consideration.

         Except as set forth in the Offer, there are no alternative plans to finance the tender offer and no plans to repay any borrowed funds used in the tender offer.

Item 8.  Interest in Securities of the Subject Company.

         IPLP Acquisition directly owns 5,459 Units, Market Ventures L.L.C., a Delaware limited liability company ("Market Ventures"), directly owns 45 Units, IPLP directly owns 17,341.50 Units, and AIMCO OP directly owns 18,084 Units (for an aggregate of 40,929.50 Units), representing approximately 6.6%, 0.1%, 20.9%, and 22.82%, respectively, or a total of approximately 50.42% of the outstanding Units based on the 82,848 Units outstanding at July 1, 2000.

         AIMCO/IPT and AIMCO may be deemed to beneficially own the units directly owned by IPLP by reason of each of their relationships with IPLP. AIMCO/IPT is the sole general partner of IPLP (owning approximately 66.17% of the total equity interests). AIMCO/IPT is a wholly-owned subsidiary of AIMCO.

         AIMCO OP, AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by IPLP Acquisition and Market Ventures by reason of their relationship with IPLP Acquisition and Market Ventures. AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP by each of their relationship with AIMCO OP. IPLP Acquisition is a wholly-owned subsidiary of AIMCO OP, and AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the total equity interests). Market Ventures is a wholly owned subsidiary of AG Properties, L.L.C., a Delaware limited liability company, and AG Properties L.L.C. is a wholly owned subsidiary of AIMCO/NHP Properties, Inc., a Delaware corporation. AIMCO OP is the 95% owner of AIMCO/NHP Properties, Inc. AIMCO-GP is a wholly-owned subsidiary of AIMCO.

         Accordingly, for purposes of this Statement: IPLP Acquisition is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 5,459 Units directly owned by it; (ii) Market Ventures is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 45 Units directly owned by it; (iii) IPLP is reporting that it shares the power to vote or direct the vote, and the power to dispose and direct the disposition of, the 17,341.5 Units owned by it; (iv) AIMCO/IPT is reporting that it shares the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 17,341.5 Units directly owned by IPLP; (v) AIMCO OP is reporting that it shares the power to vote or direct the power to vote, and the power to dispose or direct the disposition of, the 18,084 Units directly owned by it, the 5,459 Units directly owned by IPLP Acquisition and the 45 Units directly owned by Market Ventures; (vi) AIMCO-GP is reporting that it shares the power to vote, or the power to dispose or direct the disposition of, the 18,084 Units owned by AIMCO OP, the 5,459 Units directly owned by IPLP Acquisition and the 45 Units directly owned by Market Ventures; and (ix) AIMCO is reporting that it shares the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 5,459 Units directly owned by IPLP Acquisition, the 45 Units directly owned by Market Ventures, the 17,341.5 Units directly owned by IPLP, and the 18,084 Units directly owned by AIMCO OP.

Item 10. Financial Statements.

         The financial statements included in AIMCO OP's Annual Report on Form 10-K for the year ended December 31, 1999, which are listed on the Index to Financial Statements on page F-1 of such Report, and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, are incorporated herein by reference. Such reports may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates and from the Commission's web site at www.sec.gov.

Item 12.  Exhibits.

                  (a)(1)   Offer to Purchase, dated August 8, 2000

                  (a)(2)   Letter of Transmittal and related Instructions.

                  (a)(3) Letter, dated August 8, 2000, from AIMCO OP to the limited partners of the Partnership.

                  (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

                  (b)(2) Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

                  (b)(3) First Amendment to $345,000,000 Amended and Restated Credit Agreement, dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, is incorporated herein by this reference.)

                  (d)      Not applicable.

                  (g)      Not applicable.

                  (h)      Not applicable.

                  (z)(1) Agreement of Joint Filing, dated November 11, 1999, among AIMCO, AIMCO_GP, AIMCO OP, AIMCO/IPT, IPLP, and IPLP Acquisition.

(Previously filed.)

Item 13. Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 8, 2000

                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                              (General Partner)

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        IPLP ACQUISITION I, L.L.C.

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        AIMCO/IPT, INC.

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        INSIGNIA PROPERTIES, L.P.

                                        By: AIMCO/IPT, INC.
                                              (General Partner)

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        AIMCO-GP, INC.

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        APARTMENT INVESTMENT
                                        AND MANAGEMENT COMPANY

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                  EXHIBIT INDEX


               EXHIBIT NO.                  DESCRIPTION
               -----------                  -----------
                  (a)(1)     Offer to Purchase, dated August 8, 2000

                  (a)(2)     Letter of Transmittal and related Instructions.

                  (a)(3) Letter, dated August 8, 2000, from AIMCO OP to the limited partners of the Partnership

                  (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties,
                             L.P., Bank of America, Bank Boston, N.A., and First
                             Union National Bank. (Exhibit 10.1 to AIMCO's Current
                             Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

                  (b)(2)     Amended and Restated Credit Agreement, dated as of
                             March 15, 2000, among AIMCO Properties, L.P., Bank of
                             America, Bank Boston, N.A., and First Union National
                             Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s
                             Annual Report on Form 10-K for the year ended
                             December 31, 1999, is incorporated herein by this reference.)

                  (b)(3)     First Amendment to $345,000,000 Amended and Restated
                             Credit Agreement, dated as of April 14, 2000, among
                             AIMCO Properties, L.P., Bank of America, as
                             Administrative Agent, and U.S. Bank National
                             Association, as Lender. (Exhibit 10.4 to AIMCO's
                             Quarterly Report on Form 10-Q for the quarter ended
                             March 31, 2000, is incorporated herein by this reference.)

                  (d)        Not applicable.

                  (g)        Not applicable.

                  (h)        Not applicable.

                  (z)(1) Agreement of Joint Filing, dated November 11, 1999, among AIMCO, AIMCO_GP, AIMCO OP, AIMCO/IPT, IPLP, and
                             IPLP Acquisition.